Announcement to the Market Itaú Unibanco Holding S.A. announces to its shareholders and the market in general that its Board of Directors (“Board”) has approved the election of Maria Elena Cardoso Figueira, replacing Ricardo Baldin, as the financial expert member of the Audit Committee for the ongoing annual term of office, which will be in force until the investiture of those elected at the Meeting of the Board of Directors that succeeds the Annual General Stockholders’ Meeting of 2026. The investiture of Maria Elena shall be formalized upon ratification of her election by the Central Bank of Brazil, it being understood that, until such ratification occurs, Ricardo Baldin shall continue to hold the position. Attached to this Announcement is a summary of the elected member’s résumé. São Paulo (SP), August 28, 2025. Gustavo Lopes Rodrigues Investor Relations Officer Announcement to the Market Résumé Maria Elena Cardoso Figueira (Independent Member) has been a Member of the Audit Committee at Itaú Unibanco Group since August 2025. She has served as partner and owner of Figueira Consultoria Econômica Eireli – EPP since December 2014. She has been a Fiscal Council Member at Camil Alimentos S.A. since May 2020, and served as President from May 2022 to July 2025; a Member of the Audit and Risk Committee at Hospital Sírio Libanês since July 2021 and its Coordinator since April 2024; a Fiscal Council Member at the Brazilian Business Council for Sustainable Development – CEBDS since June 2023; an Independent Member of the Audit Committee at HOB Eventos, Treinamento e Publicações Ltda. since August 2024; an Alternate Member of the Fiscal Council at Enercan – Campos Novos Energia S.A. (Votorantim Group) since May 2025. She also served as an Independent Member of the Audit Committee (2018 to 2025) and Financial Specialist (2021 to 2025) at Banco Santander (Brasil) S.A.; an Independent Member of the Audit Committee (2022 to 2023) at BR Properties S.A.; Fiscal Council Member (2022 to 2023) and Alternate Member of the Fiscal Council (2021 to 2022) at B3 S.A.; Independent Member of the Audit Committee (2020 to 2021) at Lojas Americanas S.A.; Alternate Member of the Fiscal Council (2019 to 2020) at CCR S.A.; Independent Member and President of the Advisory Committee (2017 to 2018) at HSBC Brasil S.A. – Banco de Investimento; President and Independent Member of the Advisory Board and Audit and Risk Committee (2014 to 2016) at HSBC Bank Brasil S.A. – Banco Múltiplo; Project Director (2012 to 2014) at Banco Santander, S.A. – Spain; Coordinator and Independent Member of the Audit Committee (2004 to 2012) and Financial Specialist (2011 to 2012) at Banco Santander (Brasil) S.A.; Director of Tax Consulting for Financial Institutions and International Taxation (2003 to 2004) at KPMG Corporate Finance; Director of Accounting and Financial Control (2001 to 2002) at Banco Bilbao Vizcaya Argentaria Brasil S.A.; Deputy Director of Tax Planning (1999 to 2001) at Banco Santander Brasil S.A.; Tax Manager (1991 to 1999) at Arthur Andersen Consultoria Fiscal-Financeira S/C Ltda. She holds a Bachelor's degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil. She completed the Senior Executive Management Program (SEMP) at IESE/University of Navarra, Spain, and MBA in Luxury Management from Fundação Armando Alvares Penteado (FAAP).